SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,192,887,642	$85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $85,052.89	Filing Party: Ralcorp Holdings, Inc. and Excelsior Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: June 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 4. Terms of the Transaction
Item 11. Additional Information
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.F
EX-99.A.5.G

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on June 24, 2010, as amended by Amendment No. 1, filed on July 2, 2010 (“Schedule TO”), by Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), and Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes, upon the terms and conditions of the offer set forth in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
Item 4. Terms of the Transaction
     The last sentence of the first paragraph of Section 2 — “Acceptance for Payment and Payment for Shares” in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
     “Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment of, and thereby delay payment for, Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals.”
     The first sentence of Section 5 — “Material U.S. Federal Income Tax Consequences” in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
     “The following sets forth the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased for cash pursuant to the Offer or whose Shares are converted to cash pursuant to the Merger.”
     Clause (D) of the first sub-paragraph of Section 15 — “Conditions to Purchaser’s Obligations” in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
     “that otherwise, in the reasonable judgment of Ralcorp, is likely to have a Material Adverse Effect on the Company or Ralcorp;”
     The first sentence of Section 16 — “Miscellaneous” in the Offer to Purchase is deleted in its entirety and replaced with the following:
     “Purchaser is making the Offer to all holders of Shares other than the Company. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.”
Item 11. Additional Information
     Sections (a)(2) and (a)(3) of Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

     “On July 2, 2010, Ralcorp received notification from the FTC that its request for early termination of the waiting period under the HSR Act had been granted by the FTC as of July 2, 2010. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”
     Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     “On June 29, 2010, Adriana Apolito-Bevis filed a class action complaint in the Circuit Court of Jackson County, Missouri at Independence against the Company’s directors, the Company and Ralcorp. The complaint alleges, among other things, that (i) the Company’s directors breached their fiduciary duties of care and loyalty to the Company’s stockholders and (ii) the Company and Ralcorp aided and abetted the Company’s directors’ alleged breaches of their fiduciary duties. The plaintiffs seek injunctive relief preventing the defendants from consummating the transactions contemplated by the Merger Agreement and attorney’s fees and expenses. Ralcorp and the other defendants have not yet responded to the complaint. Ralcorp intends to defend the claims raised in this lawsuit. The foregoing description of the action is qualified in its entirety by reference to the complaint related thereto, which is filed as Exhibit (a)(5)(F) to the Schedule TO and incorporated herein by reference.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
(a)(5)(F) Complaint filed in the Circuit Court of Jackson County, Missouri at Independence on June 29, 2010.
(a)(5)(G) Joint Press Release issued by Ralcorp Holdings, Inc. and American Italian Pasta Company, dated July 6, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 6, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(5)(F)	Complaint filed in the Circuit Court of Jackson County, Missouri at Independence on June 29, 2010.

(a)(5)(G)	Joint Press Release issued by Ralcorp Holdings, Inc. and American Italian Pasta Company, dated July 6, 2010.